By Electronic Submission

August 7, 2012

Ms. Cecilia Blye, Chief

Office of Global Security Risk

United States Securities Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Re:	Juniper Networks, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 24, 2012
File No. 1-34501

Dear Ms. Blye:

Juniper Networks, Inc. (“Juniper” or the “Company”) is submitting this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission in a letter to Robyn M. Denholm, dated July 10, 2012 (the “Comment Letter”). For your convenience, we have repeated your comments below in bold, italics, and the headings and numbered responses in this response letter correspond to the headings and numbered comments contained in the Comment Letter. As used in this response, the term “Sanctioned Country” refers to any of Syria, Iran and Sudan.

General

1.	We are aware of recent news reports stating that certain of your products have been sold by ZTE Corporation in China to Iran, and that products of several U.S. companies, including you, sold by ZTE Corporation to Iran include systems that enable Iranian security authorities to conducts surveillance and tracking activities in that country. Iran is designated as a state sponsor of terrorism by the State Department, and is subject to U.S. economic sanctions and export controls. Please describe to us the nature, duration, and extent of your past, current, and anticipated contacts with Iran, whether through subsidiaries, distributors, resellers, or other direct or indirect arrangements. In this regard, please discuss your past, current, and anticipated relationship with ZTE Corporation. Your response should describe any products, equipment, components, technologies, software, information, support, and services that you have provided or intend to provide into Iran, directly or indirectly, and any agreements, arrangements, or other contacts you have had with the government of Iran or entities it controls.

Juniper believes in conducting business ethically, with integrity, in compliance with the law and good corporate governance, wherever we do business. Our policy is to avoid all contacts of any sort, direct or indirect, with countries, entities and persons, including Iran, to the extent and for so long as they are prohibited by the United States Government. The Company strives to strictly comply with the United States export control and sanctions laws, regulations and requirements governing sales to Iran.

Juniper does not have, and never has had, a subsidiary organized under the laws of Iran, or a branch office located in Iran, or any offices or employees in Iran. The Company has no assets or liabilities associated with Iran. We have not had and do not have any agreements or arrangements with the government of Iran or entities it controls. We have not made any direct sales of products, equipment, components, technologies, software, information, support or services to end users in Iran. Juniper has not knowingly provided, does not currently provide, and does not intend in the future to provide, products, equipment, components, technologies, software, information, support or services directly or indirectly to Iran. Juniper also requires its authorized distributors, resellers and other channel partners to comply with the United States export control and sanctions laws, regulations and requirements governing sales of Juniper products or services to Iran. We regularly review reports of indirect sales of our products and services provided to us by our distributors and resellers in order to identify whether there have been any sales into Iran by our channel partners. Because Juniper’s products are distributed through indirect channels, it is possible that products may be diverted to Iran, unbeknownst to the Company, after being sold to channel partners, such as distributors and resellers. On rare occasions, we have received inquiries regarding our products from parties that appear to be in Iran, and consistent with our policy as stated above and applicable United States laws, we do not knowingly or intentionally provide information in response to those inquiries.

Juniper’s worldwide workforce is highly diverse, and it is possible that individual employees have familial or informal contacts with Iranians or have traveled to Iran.

In the past, ZTE Corporation (“ZTE”) has indirectly purchased Juniper products and services through distributors, resellers and/or other channel partners. Except as reported to us by the author of the May 2012 news report identified in Comment 2 below by the Staff, we are not aware of any Juniper products, equipment, components, technologies, software, information, support or services that have been provided by ZTE into Iran. The Juniper list price of the specific products identified to us by the author of the May 2012 news report that were reportedly sold into Iran is less than $14,000 in total. Following publication of the May 2012 news report, representatives of Juniper met in person with representatives of ZTE. Juniper has informed ZTE that any future sales of Juniper products to or through ZTE, directly or indirectly, will require assurances satisfactory to Juniper regarding the identity and location of the end users to ensure that such end-users are not located in Sanctioned Countries. Our China sales team has had contact with ZTE in connection with the prospect of ZTE’s acting as a reseller located in China in order to promote the sale of Juniper’s products into the Chinese market. In terms of magnitude, the records provided to us by our channel partners reflect that in 2011, ZTE purchased approximately $2,670,116 of Juniper products from our channel partners, representing approximately .06% of our total revenue in 2011.

2.	We are also aware of a May 2012 news report that the Commerce Department has issued subpoenas to several U.S. companies whose products were sold by ZTE Corporation to Iran, requesting information about their dealings with ZTE Corporation and/or another Chinese corporation, Beijing 8-Star International Company, which also was a party to the Iranian contracts. Please tell us whether you have received any communications from the Commerce Department on this issue and, if so, the current status of any resultant proceedings.

Juniper respectfully advises the Staff that it is aware of such news report. After receiving information from the author of the report, Juniper voluntarily initiated communications with the Commerce Department concerning Iran and ZTE and subsequently submitted a written disclosure to the Commerce Department. Juniper has not received any communications from the Commerce Department concerning Beijing 8-Star International Company. Juniper has not received any subpoenas from the Commerce Department. At this time, Juniper is not aware of any outstanding requests for information from the Commerce Department.

3.	You disclose on pages 10, 31, 39, and 91 that you conduct business in, and derive revenues from, the Middle East and Africa, regions that can be understood to include Syria and Sudan. Syria and Sudan are designated as state sponsors of terrorism by the State Department and are subject to U.S. economic sanctions and export controls. Please describe to us the nature, duration, and extent of your past, current, and anticipated contacts with Syria and Sudan, whether through subsidiaries, distributors, resellers, or other direct or indirect arrangements. Your response should describe any products, equipment, components, technologies, software, information, support, and services that any agreements, arrangements, or other contacts you have with the governments of those countries or entities they control.

Juniper does not have, and never has had, a subsidiary organized under the laws of Syria or Sudan, or a branch office located in Syria or Sudan, or any offices or employees in Syria or Sudan. The Company has no assets or liabilities associated with Syria or Sudan. We have not had and do not have any agreements or arrangements with the governments of Syria or Sudan or entities they control. We have not made any direct sales of products, equipment, components, technologies, software, information, support or services to end users in Syria or Sudan. Juniper has not knowingly provided, does not currently provide, and does not intend in the future to provide, products, equipment, components, technologies, software, information, support or services directly or indirectly to Syria or Sudan. Juniper also requires its authorized distributors, resellers and other channel partners to comply with the United States export control and sanctions laws, regulations and requirements governing sales of Juniper products or services to Syria or Sudan. We regularly review reports of indirect sales of our products and services provided to us by our distributors and resellers in order to identify whether there have been any sales into Syria or Sudan by our channel partners. Because Juniper’s products are distributed through indirect channels, it is possible that products may be diverted to Syria or Sudan, unbeknownst to the Company, after being sold to channel partners, such as distributors and resellers On rare occasions, we have received inquiries regarding our products from parties that appear to be in Syria or Sudan, and consistent with our policy as stated above and applicable United States laws, we do not knowingly or intentionally provide information in response to those inquiries.

Juniper’s worldwide workforce is highly diverse, and it is possible that individual employees have familial or informal contacts with Syrian or Sudanese nationals or have traveled to Syria or Sudan.

In 2009 and 2010, the Commerce Department’s Bureau of Industry and Security granted Juniper’s request for licenses to export our networking equipment to a commercial bank, the Int. Bank of Trade and Finance (IBTF) (license #D425237) and a telecommunications company, Syrian Telecom (license #D434547), respectively, both of which were located in Syria. However, Juniper allowed the licenses to expire and made no sales under the licenses. Further, as stated above, our policy is to avoid all contacts of any sort, direct or indirect, with countries, entities and persons to the extent and for so long as they are prohibited by the United States Government.

4.

On page 6 you state that your products include network security solutions, and on page 19 you discuss the risk to you arising from the U.S. and other governmental regulations affecting the import and export of certain products and technologies, especially those containing encryption capabilities. Certain types of encryption equipment, information security software, and information security technology are controlled items included in the Commerce Department’s Commerce Control List. Please tell us whether, to the best of your knowledge, understanding, and belief, any products, equipment, components, software, or technologies you have provided or intend to provide directly or indirectly into Iran, Sudan, and/or Syria, including products provided through ZTE Corporation, are controlled items. If so, tell us whether any such items have military uses, and describe such possible uses of which you are aware. Also, advise us whether, to the best of your knowledge, understanding, and belief, any such items have been put to military uses by Iran, Sudan, and/or Syria, and discuss any such uses of which you are aware.

Juniper’s products, equipment, components, software and technologies generally are controlled under Category 5, Part 2 on the Commerce Control List of the Export Administration Regulations. Such items generally may be referred to as “dual use”, because they can be used by both civilians and militaries. Our products largely consist of routers, Ethernet switches, remote access VPNs, firewalls and security products that are critical components of the Internet infrastructure and are used in computer and telecommunications networks around the world. Such networks could be used by private, public or governmental entities, including militaries. Juniper does not produce any items that are specifically designed for military applications, and, as stated above, we have not intentionally provided, directly or indirectly, nor do we intend to provide any of our products, equipment, components, software, or technologies to Iran, Sudan, and/or Syria. To the best of our knowledge, understanding, and belief, no such items have been put to military uses by Iran, Sudan, and/or Syria.

5.	Please discuss for us the materiality of the contacts with Iran, Sudan, and/or Syria you describe in response to the forgoing comments, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a responsible investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Sudan, or Syria. In this regard, you should discuss specifically the above-referenced news reports about the resale of your products to Iran and the use of your products by the Iranian government in conducting repressive monitoring and targeting activities.

As discussed above, we believe that the Company’s indirect contacts with Iran and Syria are immaterial and do not pose a material investment risk for our security holders. The Company has never knowingly or intentionally sold products to Iran, Sudan or Syria. The Company has no known revenues, assets or liabilities associated with Iran, Sudan or Syria for the last three fiscal years or for the subsequent interim period. Assuming the accuracy of the information provided to us by the author of the May 2012 news report, the value of the two firewall/VPN devices allegedly sold into Iran without our authorization would have constituted less than 0.0003% of our annual revenues in 2011. Because Juniper sells its products through distributors, resellers and other channel partners, there is always a risk of unauthorized diversion of the Company’s products to unauthorized end-users, end-uses and destinations by third parties.

The Company is not aware of any investor inquiries regarding the resale of our products to any Sanctioned Country or the use of such products by the government of any Sanctioned Country, or of any negative impact on the Company’s share value or reputation that have resulted therefrom or from the May 2012 report. The Company maintains compliance programs that are intended to ensure compliance with applicable laws, to detect and prevent any direct or indirect sales of our products or services to Iran, Sudan and Syria, and to minimize the risk to our reputation and share value. Further, as stated above, Juniper has no known revenues from a Sanctioned Country and in the event the products referenced in the May 2012 news report were sold into Iran without our knowledge, the revenue we received as a result of such sales was immaterial and insignificant. Based on both our history and our intention to not conduct business with countries, entities and persons to the extent and for so long as they are prohibited by the United States Government , as well as our related compliance efforts, we do not currently believe that, quantitatively or qualitatively, investors would consider any potential inadvertent contacts with a Sanctioned Country material and we do not currently believe that divestment initiatives or other similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism would be reasonably likely to target Juniper. Our Investor Relations Department does not currently believe that the above-referenced news reports will cause significant adverse investor sentiment. However, there can be no assurance that our compliance programs will entirely prevent any compliance failures, and even unauthorized diversion of the Company’s products to a Sanctioned Country may result in financial or reputational harm to Juniper.

Acknowledgements

In connection with this response, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require additional information concerning this letter, please contact me at (408) 936-5556.

Sincerely,

JUNIPER NETWORKS, INC.

/s/ Mitchell L. Gaynor

By:	Mitchell L. Gaynor
Executive Vice President

cc:	Barbara Jacobs, Assistant Director, Division of Corporation Finance
Robyn M. Denholm
Katharine A. Martin, Esq.
Roszel Thomsen, Esq.